Exhibit (a)(5)(H)

Pfizer Announces Expiration of Subsequent Offering Period and Completion

of Tender Offer for Shares of Icagen, Inc.

September 20, 2011

New York, N.Y. and Research Triangle Park, N.C., September 20, 2011 – Pfizer Inc. (NYSE: PFE) (“Pfizer”) and Icagen, Inc. (NASDAQ: ICGN) (“Icagen”) announced today the expiration of the subsequent offering period of the cash tender offer by Pfizer’s wholly-owned subsidiary, Eclipse Acquisition Corp. (“Eclipse”), for all of the outstanding shares of common stock of Icagen for $6.00 per share, paid to the seller in cash, without interest thereon, less any applicable withholding and transfer taxes.

The subsequent offering period expired at 6:00 p.m., New York City time, on Monday, September 19, 2011. American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has indicated that as of 6:00 p.m. on September 19, 2011, a total of 5,393,380 shares of Icagen’s common stock had been validly tendered and not withdrawn pursuant to the tender offer during the initial offering period and the subsequent offering period. In addition, Pfizer already owns 1,067,015 shares of Icagen’s common stock, which when added to the number of validly tendered shares that have not been withdrawn pursuant to the tender offer represents approximately 70.2% of the outstanding shares of Icagen.

Pursuant to the terms of the previously announced Agreement and Plan of Merger, dated as of July 20, 2011, among Pfizer, Icagen, and Eclipse (the “Merger Agreement”), Pfizer will carry out a second-step merger as a result of which Icagen will become a wholly-owned subsidiary of Pfizer. The second-step merger and completion of the acquisition of Icagen will be completed following approval and adoption of the Merger Agreement at a meeting of Icagen stockholders to be held as soon as is practicable. As a result of the purchase of shares in the tender offer, Pfizer has sufficient voting power to approve the merger without the affirmative vote of any other Icagen stockholder.

Pursuant to the terms of the Merger Agreement, all remaining publicly held shares of Icagen common stock outstanding immediately prior to the effective time of the merger (other than shares held by holders who properly exercise their appraisal rights under applicable Delaware law) will be converted into the right to receive $6.00 per share, paid in cash, without interest thereon, less any applicable withholding and transfer taxes. This is the same price per share that was paid to the stockholders tendering shares in the tender offer. Upon the closing of the merger, Icagen will become a wholly-owned subsidiary of Pfizer and Icagen’s common stock will cease to be listed on the NASDAQ Global Market (unless such common stock is delisted prior to the merger). Information regarding the merger is being mailed to Icagen shareholders who did not tender their shares in the tender offer and, following completion of the merger, instructions will be mailed to those shareholders outlining the steps to be taken to obtain the merger consideration.

Questions and requests for assistance regarding the tender offer may be directed to the Information Agent for the offer, Morrow & Co., LLC at (800) 276-3011 or (203) 658-9400.

Pfizer Inc.: Working together for a healthier world™

At Pfizer, we apply science and our global resources to improve health and well-being at every stage of life. We strive to set the standard for quality, safety and value in the discovery, development and manufacturing of medicines for people and animals. Our diversified global health care portfolio includes human and animal biologic and small molecule medicines and vaccines, as well as nutritional products and many of the world’s best-known consumer products. Every day, Pfizer colleagues work across developed and emerging markets to advance wellness, prevention, treatments and cures that challenge the most feared diseases of our time. Consistent with our responsibility as the world’s leading biopharmaceutical company, we also collaborate with health care providers, governments and local communities to support and expand access to reliable, affordable health care around the world. For more than 150 years, Pfizer has worked to make a difference for all who rely on us. To learn more about our commitments, please visit us at www.pfizer.com.

About Icagen

Icagen, Inc. is a biopharmaceutical company based in Research Triangle Park, North Carolina, focused on the discovery, development and commercialization of novel orally-administered small molecule drugs that modulate ion channel targets. Utilizing its proprietary know-how and integrated scientific and drug development capabilities, Icagen has identified multiple drug candidates that modulate ion channels. The Company is conducting research and development activities in a number of disease areas, including epilepsy, pain and inflammation. The Company has two clinical stage programs in epilepsy and pain. To learn more about Icagen, please visit our website at www.icagen.com.

DISCLOSURE NOTICE: This release contains “forward-looking statements” related to Pfizer, Icagen and the acquisition of Icagen by Pfizer that are not historical facts. Pfizer and Icagen have identified some of these forward-looking statements with words like “believe,” “may,” “could,” “would,” “might,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” or “continue,” the negative of these words, other terms of similar meaning or the use of future dates. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.

Risks and uncertainties related to the acquisition of Icagen by Pfizer that could cause results to differ from expectations include: the effects of disruption from the transaction and the fact that the announcement of the transaction may make it more difficult to maintain relationships with employees, and other business partners; the risk of shareholder litigation, including the disposition of currently pending litigation, in connection with the transaction and the related significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic, political or regulatory conditions outside of Pfizer’s and Icagen’s control; transaction costs; and actual or contingent liabilities.

Forward-looking statements in this release should be evaluated together with other risks and uncertainties discussed in Pfizer’s and Icagen’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including the “Risk Factors” sections of Pfizer’s and Icagen’s most recent annual report on Form 10-K and subsequent quarterly reports on Form 10-Q, as well as the tender offer documents filed by Eclipse Acquisition Corp., a subsidiary of Pfizer, and the Solicitation/Recommendation Statement filed by Icagen, each as amended. Neither Pfizer nor Icagen undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

Contacts

Pfizer:

Joan Campion (media)

212-733-2798

Suzanne Harnett (investors)

212-733-8009

Icagen:

Richard D. Katz, M.D.

EVP, Finance and Corporate Development;

Chief Financial Officer

(919) 941-5206

rkatz@icagen.com